SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*

                              DYNAMIC REALITY, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   58506H 10 9
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                                 (CUSIP Number)

                             Dr. Kimberly Partridge
                              Dynamic Reality, Inc.
                               4920A Young Street
                        Toronto, Ontario, Canada M2N 5N5
                            Telephone: (416) 540-3234
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                December 18, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages


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                                  SCHEDULE 13D


CUSIP No.  58506H 10 9                                    Page 2 of 5 Pages
-----------------------                                  -----------------------



1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Dr. Kimberly Partridge
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                        (b) |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e)                                                                   |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADIAN
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                            7        SOLE VOTING POWER

                                       8,000,000 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                         -0-
         OWNED BY           --------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       8,000,0000 Shares
           WITH            ---------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                             -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,000,000 Shares
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           |X|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   66.67%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 58506H 10 9                                     Page 3 of 5 Pages
------------------------                                ------------------------

Item 1.                    Securities and Issuer

                  The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Dynamic Reality, Inc. ("Issuer"), a Nevada corporation, whose principal executive offices are located at 4920A Young Street, Toronto, Ontario, Canada M2N 5N5. The name of the Issuer is in the process of being changed to Medstretch Inc.

Item 2.                    Identity and Background

                  This statement is filed on behalf of Dr. Kimberly Partridge (the "Reporting Person"). The Reporting Person's business address is 4920A Young Street, Toronto, Ontario, Canada M2N 5N5. The Reporting Person is the sole director of the Issuer and is its President and Secretary. The Issuer's present business objective is to design, launch and market motivational, interactive wellness products and services. The Reporting Person is a Canadian citizen.

                  The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.                    Source and Amount of Funds or Other Consideration

                  On December 18, 2001, the Reporting Person acquired 8,000,000 shares of the Issuer's Common Stock from Ms. Cindy Roach, the former director, President and Secretary of the Issuer, for an undiscloseable/undefinable amount.

Item 4.                    Purpose of Transactions

                  The Reporting Person acquired the securities specified in Item 3 above for investment purposes. The Reporting Person may undertake one or more of the actions set forth below.

                  (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time.

                  (b) The Reporting Person may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Person has not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

                  (c) The Reporting Person may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

                  (d) On December 14, 2001, the Issuer's Board of Directors was expanded from one member to two members. Ms. Roach, then the sole director of the Issuer, appointed the Reporting Person as a director to fill the vacancy and elected the Reporting Person as President and Secretary of the Issuer. Immediately thereafter, Ms. Roach resigned leaving the Reporting Person as the sole director of the Issuer and leaving a vacancy on the Issuer's Board of Directors.


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CUSIP No. 58506H 10 9                                     Page 4 of 5 Pages
------------------------                                ------------------------

The Reporting Person currently may fill this vacancy, reduce the size of the Board of Directors to eliminate the vacancy, or increase the size of the Board to create additional vacancies and fill them by appointment. The Reporting Person has not determined at this time, however, whether she will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

                  Except as discussed above, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.                    Interest in Securities of the Issuer

                  The Reporting Person is the beneficial owner of 8,000,000 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. This amount excludes 1,000,000 shares of Common Stock held by the Reporting Person's spouse, of which the Reporting Person disclaims beneficial ownership. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by the Reporting Person's spouse. The Reporting Person beneficially owns 66.67% of the Issuer's outstanding shares of Common Stock (based on 12,000,000 shares of Common Stock outstanding on January 7, 2002, as reflected in the Issuer's Definitive Information Statement on Schedule 14C filed with the SEC on January 7, 2002).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  On December 18, 2001, the Reporting Person entered into the transaction described above in Item 3.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.


68666.1

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CUSIP No. 58506H 10 9                                     Page 5 of 5 Pages
------------------------                                ------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 14, 2002

                                                     /s/ Dr. Kimberly Partridge
                                                     ---------------------------
                                                     Dr. Kimberly Partridge